UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-42717

Blue Gold Limited

(Translation of registrant’s name into English)

94 Solaris Avenue

Camana Bay

PO Box 1348

Grand Cayman KY1-1108

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

Entry into Gold Sale and Purchase Agreement

On December 1, 2025, Blue Goldmine FZCO, a newly formed wholly owned subsidiary of Blue Gold Limited, organized and existing under the laws of United Arab Emirates (the “Buyer”), entered into a Sale and Purchase Agreement (the “Agreement”) with the seller named therein (the “Seller”), which establishes a framework under which the Seller shall make available to the Buyer, on a call-off basis, up to one million (1,000,000) troy ounces of gold over the duration of the Agreement. The purchase price will be determined as a product of the net weight multiplied by the purity and LBMA Fix (as defined within the Agreement). The payment to the Seller is due within two business days in the form of cleared funds or USDC (or any other mutually acceptable digital currency).

The Agreement also provides that the Seller shall make available to the Buyer a $100 million secured funding facility to finance purchases under this agreement. Gold financed under the facility will be subject to a first-ranking lien over the gold in favor of the Seller. The Seller will receive 50% of the profit margin generated from onward sale or tokenization of such financed gold as repayment for the amount borrowed under the secured funding facility.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is furnished herewith as Exhibit 10.1, and is incorporated herein by reference.

Entry into Trading Facility Agreement

On December 1, 2025, Blue Goldmine FZCO, a newly formed wholly owned subsidiary of Blue Gold Limited organized and existing under the laws of United Arab Emirates (the “Borrower”), entered into a $15,000,000 gold trading facility agreement (the “Facility”) with a third party lender (the “Lender”), and Blue Gold Limited, an exempted company limited by shares incorporated under the law of the Cayman Islands (the “Guarantor”), to finance the purchase and sale of gold on a transactional and revolving basis. Pursuant to the Facility, the Borrower may utilize the funds to finance specific gold trades that meet agreed eligibility criteria. The positive margins generated from the completed trading cycle will be shared between the Borrower and the Lender on a 2:1 basis, whereby two parts will be allocated to the Borrower and one part will be allocated to the Lender.

The obligations under the Facility are secured by a corporate guarantee provided by the Guarantor to repay amounts owed by the Borrower under the Facility in excess of the Cash Collateral Contribution. The Borrower will pay the Lender a cash collateral of $5 million (the “Cash Collateral Contribution”). The Facility contains customary conditions precedent, covenants, including reporting requirements pertaining to gold trades.

The Facility will be available from the date that the Cash Collateral Contribution is paid to the Lender and until the earlier of (i) December 31, 2026 and (ii) termination in accordance with the terms of the Facility.

The foregoing description of the Facility does not purport to be complete and is qualified in its entirety by reference to the full text of the Facility, which is furnished herewith as Exhibit 10.2, and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Gold Sale and Purchase Agreement by and between the Blue Goldmine FZCO and the Seller, dated December 1, 2025.
10.2	Trading Facility Agreement by and between Blue Goldmine FZCO, Blue Gold Limited and the Lender, dated December 1, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2025

BLUE GOLD LIMITED

By:	/s/ Andrew Cavaghan
Andrew Cavaghan
Chief Executive Officer

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